EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Pretium Resources Inc. (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, May 12, 2016, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2015 and the auditor’s report thereon;

2.	To set the number of directors at eight (8);

3.	To elect directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, as the Company’s auditor for the ensuing year and to authorise the directors to fix the auditor’s remuneration;

5.	To authorize and re-approve the Stock Option Plan and the unallocated options thereunder;

6.	To authorize and approve the Restricted Share Unit Plan and the Restricted Share Units allocated thereunder;

7.	To authorize and approve the adoption of the Shareholder Rights Plan;

8.	To authorize and approve a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

9.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are the Company’s Management Information Circular and a Form of Proxy or Voting Instruction Form.  The Management Information Circular provides information relating to the matters to be addressed at the meeting and incorporated into this Notice.  Shareholders of record as at the close of business on April 1, 2016 (the “Record Date”) will be entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy or Voting Instruction Form to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1 on or before 2:00 p.m. (Vancouver time) on May 10, 2016.

If you are a non-registered Shareholder of Common Shares of the Company and a non-objecting beneficial owner, and receive a voting instruction form from our transfer agent, Computershare, please complete and return the form in accordance with the instructions of Computershare. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the meeting.  If you are a non-registered Shareholder of Common Shares of the Company and an objecting beneficial owner and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of April 2016.

BY ORDER OF THE BOARD
Robert A. Quartermain
Chief Executive Officer